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SEC FILE NUMER
8- 53436

SEC Mail Processing

MAR 01 2022

Washington, D

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MKM Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

677 Washington Blvd.,
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sheila Slattery (Name) (203) 340-5196 (Area Code – Telephone Number) sslattery@mkmpartners.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman& Company, LLP
(Name – if individual, state last, first, and middle name)

290 West Mount Pleasant Ave (Address) Livingston (City) NJ (State) 07039 (Zip Code)

11/02/2005 (Date of Registration with PCAOB)(if applicable) 2468 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

AFFIRMATION

I, Thomas Messina, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to MKM Partners, LLC as of 12/31/21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Founder & Co-CEO

Title

Notary Public

2/24/22

BEATA JANKOWSKI
NOTARY PUBLIC OF CONNECTICUT
MY COMMISSION EXPIRES 06/30/2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MKM PARTNERS LLC
(A Limited Liability Company)
DECEMBER 31, 2021

TABLE OF CONTENTS

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
MKM Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MKM Partners LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of MKM Partners LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of MKM Partners LLC's management. Our responsibility is to express an opinion on MKM Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to MKM Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as MKM Partners LLC's auditor since 2002.
Livingston, New Jersey
February 25, 2022

MKM PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$ 14,636,907
Commission and fees receivable	2,266,560
Receivable from clearing broker	2,516,272
Other assets	41,455
TOTAL ASSETS	$ 19,461,194

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,978,507
Total liabilities	1,978,507
Commitments and contingencies (Note 8)	
Member's equity	17,482,687
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 19,461,194

See accompanying notes to statement of financial condition.

MKM PARTNERS LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

MKM Partners LLC (the "Company") was formed as a Connecticut limited liability company and is wholly owned by MKM Holdings LLC (the "Parent"), also a Connecticut limited liability company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on March 18, 2002. The Company provides institutional equity trading and research services to United States and international equity traders.

As a limited liability company, the member is not liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law. Pursuant to the terms of the Company's operating agreement, the Company will continue in existence until December 31, 2047, unless otherwise dissolved in accordance with the terms of its operating agreement.

On October 15, 2021, the Parent entered into a Membership Interest Purchase Agreement ("MIPA") with an unrelated buyer (the "Buyer") to sell its entire membership interest in the Company for (a) cash consideration of $16,625,000 upon closing of the transaction; (b) Buyers Shares with the quantity to be determined based on the Buyer's Closing Share Price (as defined in the MIPA); (c) Deferred Payments (as defined in the MIPA) based on the Company's revenue for each of the years ending December 31, 2022 and 2023, each payable on March 16, 2023 and March 15, 2024, 50% in cash and 50% in Buyers Shares; and (d) Retention Payments (as defined in the MIPA) based on the retention of certain key employees for each of the years ending December 31, 2022, 2023 and 2024 each payable on March 16, 2023, March 15, 2024 and March 17, 2025, 50% in cash and 50% in Buyers Shares. As of December 31, 2021, the MIPA which is subject to regulatory approval and other customary closing conditions, has not been completed.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

Use of Estimates
The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue recognition
Brokerage revenues consist of (i) brokerage commissions resulting from equity securities and options transactions executed as agent or principal and are recorded on a trade date basis and (ii) fees paid for brokerage services, which includes but is not limited to, research, sales coverage and trading services.

from brokerage services activities through three types of arrangements. First, through what is commonly known as a "soft dollar" practice, a portion of a client's commissions represent compensation for the value of access to the Company's brokerage services. Those commissions are recognized on a trade date basis, as the Company has no further obligations. Second, a client may issue a cash payment directly to the Company for access to the Company's brokerage services. Third, the Company may enter into certain commission-sharing or tri-party arrangements in which institutional clients execute trades with a limited number of brokers and instruct those brokers to allocate a portion of the commission to the Company or to issue a cash payment to the Company.

In these commission-sharing or tri-party arrangements, the amount of the fee is determined by the client on a case-by-case basis and agreed to by the Company. For the second type of arrangement, revenue is recognized and invoiced once access to brokerage services has been provided. None of these arrangements obligate clients to a fixed amount of fees for brokerage services, either through trading commissions or direct or indirect cash payments, nor do they obligate the Company to provide a fixed quantity of brokerage services or execute a fixed number of trades.

The Company earns capital markets revenues primarily from underwriting fees earned as a co-manager or selling group member as well as fees for providing strategic advisory services. Fee revenue related to underwritings is recorded at the point in time when all significant items related to the underwriting process have been completed and the amount of the underwriting revenue can be estimated. This is adjusted to actual in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction. The Company's strategic advisory revenue includes fees earned in connection with advising companies, principally in IPOs and secondary offerings. The Company records strategic advisory revenues at the point in time when the services for the transaction are completed.

Subsequent Events

This financial statement was approved by management and available for issuance on February 25, 2022. Subsequent events have been evaluated through this date. As of the report date, the MIPA which is subject to regulatory approval and other customary closing conditions has not been completed.

NOTE 3. RECEIVABLE FROM CLEARING BROKER

The receivable from clearing broker primarily represents cash and amounts due for unsettled trades of approximately $516,000 and a deposit with the clearing broker of $2,000,000 that is required by the clearing agreement.

NOTE 4. CONCENTRATION OF CREDIT RISK

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

MKM PARTNERS LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

NOTE 5. OFF BALANCE SHEET CREDIT RISK

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. All unsettled securities transactions as of December 31 2021 were settled in January 2022 with no resulting liability to the Company.

NOTE 6. INCOME TAXES

The Company is a disregarded entity for income tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of its Parent.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company is no longer subject to federal, state or local tax examination by taxing authorities for years before 2018.

NOTE 7. RELATED-PARTY TRANSACTIONS

The Company shares space, equipment and other related support with its Parent. In accordance with an administrative services agreement with its Parent, overhead expenses, including rent, salaries, supplies, and other services, are paid by its Parent. The agreement provides for the allocation of overhead expenses to the Company based on formulas applied to these expenses. The direct and indirect expenses paid by its Parent and allocated to the Company for 2021 amounted to approximately $38,365,000. Repayments of amounts due to the Parent, and amounts distributed to the Parent, aggregated approximately $45,080,000 in 2021. At December 31, 2021, amounts payable to the Parent related to the administrative services agreement totaled $1,594,076, which is included in accounts payable and accrued expenses on the statement of financial condition.

As of December 31, 2021, the Class A Managing Members of the Parent are contingently liable as guarantors with respect to the Parent's Term Note to Peoples United Bank National Association amended as of February 24, 2020. As of December 31, 2021, the amount due is $2,975,000. The term of the guarantee is through October 24, 2024. Should the Parent be delinquent on its debt payments, the Class A Managing Members will be obligated to perform under the guarantee by making the required payments, including late fees and penalties

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company's Parent leases office space in several cities under non-cancellable operating leases that expire at various dates through January 2026. The total amount of rent due under the lease term for the Parent is reflected in operations on the straight-line method over the terms of the leases.

Approximate future minimum annual payments required for the years subsequent to December 31, 2021, by the Parent, are as follows:

Year ending December 31:	Obligations
2022	$ 670,914
2023	580,995
2024	590,378
2025	602,180
2026	223,724
Total	$ 2,668,191

NOTE 9. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. The Company's parent has accounts payable of $1,592,290 outstanding at December 31, 2021 related to the administrative services agreement (Note 7). This outstanding balance is included in the Company's aggregate indebtedness at December 31, 2021. As of December 31, 2021, the Company had net capital of $15,174,672, which was in excess of the required minimum net capital of $238,054 by $14,936,618. The Company's percentage of aggregate indebtedness to net capital was 23.53% as of December 31, 2021.